Exhibit 99.1

FOR IMMEDIATE RELEASE

Jill Kale Appointed to Celestica’s Board of Directors

TORONTO, December 1, 2022 -- Celestica Inc. (TSX: CLS) (NYSE: CLS), a leader in design, manufacturing and supply chain solutions for the world’s most innovative companies, is pleased to announce the appointment of Jill Kale to its Board of Directors effective December 1, 2022.

“I’d like to welcome Jill to Celestica’s Board of Directors,” said Mike Wilson, Chair, Celestica’s Board of Directors. "As a highly respected and seasoned executive with extensive experience in the aerospace and defense market, Jill will be a valued member of the Board as we continue to drive the performance of the business.”

Ms. Kale is an experienced technology and aerospace and defense professional having served in a variety of leadership positions, most recently as Sector President of Cobham Advanced Electronic Solutions (CAES), a global aerospace and defense company. She currently sits on the Board of Directors of iDirect Government, LLC, a wholly owned subsidiary of ST Engineering iDirect, Inc., which provides secure satellite-based voice, video and data applications, and the Board of Directors of Hensoldt, Inc., the U.S. affiliate of Hensoldt AG, a German defense company. Ms. Kale has a Bachelor of Science degree in Industrial Engineering from Rutgers University and a Master of Business Administration degree from George Washington University.

About Celestica

Celestica enables the world’s best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial, and Capital Equipment to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

Contacts

Celestica Global Communications

(416) 448-2200

media@celestica.com

Celestica Investor Relations

(416) 448-2211

clsir@celestica.com